Filed Pursuant to Rule 433
Registration Statement No. 333-262548

PRESS RELEASE	FOR IMMEDIATE RELEASE

June 24, 2025

Chile Announces Offering of Euro-Denominated New Notes

and Intention to Conduct Exchange Offers

Santiago, Chile: Today, the Republic of Chile (“Chile”) announced an offering of Euro-denominated Notes due 2035 (the “New Notes”) for cash (the “New Notes Offering”) and its intention to conduct, subject to market conditions, offers to exchange certain of its outstanding notes for newly issued notes, all as described below.

Chile intends to invite holders of the notes set forth in the table below (the “Eligible Notes”), subject to certain conditions to be set forth in invitation materials, to tender such notes in exchange for additional New Notes, which, if issued, will be consolidated, form a single series, and be fully fungible with the New Notes being offered for cash (the “Intended Invitation”). The aggregate outstanding principal amount of Eligible Notes is approximately €1.65 billion. The Intended Invitation is expected to remain open for at least five business days.

Eligible Notes	ISIN	Common Code	Amount Outstanding as of the date hereof	Minimum Denomination/ Increment (€)
1.750% Notes due 2026 (the “2026 Notes”)	XS1346652891	134665289	€975,280,000	€100,000/1,000
1.440% Notes due 2029 (the “2029 Notes”)	XS1760409042	176040904	€670,697,000	€100,000/1,000

Subject to proration, if the Intended Invitation is conducted, holders that validly tender Eligible Notes will receive in exchange for each €1,000 principal amount of Eligible Notes accepted for exchange, New Notes having a principal amount equal to €1,000 multiplied by the relevant Exchange Ratio (rounded down to the nearest multiple of €1.00).

The “Exchange Ratio” for each series of Eligible Notes is expected to be determined by dividing (i) the Eligible Notes Present Value of such series of Eligible Notes, by (ii) the New Notes Present Value.

The “Eligible Notes Present Value” and the “New Notes Present Value” of each series are expected to be equivalent to the present value of the remaining principal and interest payments for such series of Eligible Notes and New Notes, respectively, calculated at the corresponding Eligible Notes Applicable Yield and the New Notes Applicable Yield, respectively, in each case for value date as of the Intended Invitation’s expected settlement date.

The “Eligible Notes Applicable Yield” corresponding to each series of Eligible Notes is expected to be determined as the sum of (i) the applicable Eligible Notes Spread as set forth in the first table below, and (ii) the applicable yield to maturity on the related Eligible Notes Interpolated Mid-Swap Rate as set forth in the first table below, which is expected to be spotted at or around 4:00 p.m., CET, on the Intended Invitation’s expiration date.

The “New Notes Applicable Yield” is expected to be determined as the sum of (a) New Notes Spread, and (ii) the applicable yield to maturity on the New Notes Interpolated Mid-Swap Rate as set forth in the second table below, which is expected to be spotted at or around 4:00 p.m., CET, on the Intended Invitation’s expiration date. The “New Notes Spread” is expected to be announced together with the commencement of the Intended Invitation, after the expected pricing of the New Notes.

Eligible Notes

Eligible Notes Spread	The Eligible Notes Spread for each series of Eligible Notes is expected to be as follows: • 2026 Notes: -80 • 2029 Notes: 45
Eligible Notes Interpolated Mid-Swap Rate

The annual rate, expressed as a percentage and rounded to the nearest 0.001 per cent (with 0.0005 rounded upwards), as calculated by Chile at or around 4:00 p.m., CET, on the Intended Invitation’s expiration date, by means of linear interpolation of the applicable pair of Eligible Notes Euro Mid-Swap Rates for each series of Eligible Notes as described below.

The Eligible Notes Interpolated Mid-Swap Rate for the 2026 Notes, is expected to be calculated by means of linear interpolation of the Six Month EURIBOR Rate and the 1 Year Euro Mid-Swap Rate as follows:

(i)    By subtracting the Six Month EURIBOR Rate from the 1 Year Euro Mid-Swap Rate and multiplying the result of such subtraction by the 2026 Weight (as defined below); and

(ii)   Adding the Six Month EURIBOR Rate to the final result of (i) above.

The Eligible Notes Interpolated Mid-Swap Rate for the 2029 Notes, is expected to be calculated by means of linear interpolation of the 3 Year Euro Mid-Swap Rate and the 4 Year Euro Mid-Swap Rate as follows:

(i)    By subtracting the 3 Year Euro Mid-Swap Rate from the 4 Year Euro Mid-Swap Rate and multiplying the result of such subtraction by the 2029 Weight (as defined below); and

(ii)   Adding the 3 Year Euro Mid-Swap Rate to the final result of (i) above.

Eligible Notes Euro Mid-Swap Rates

The interest rate benchmark known as Eurozone interbank offered rate for a period of six months, expressed as a percentage and rounded to the nearest 0.001 per cent (with 0.0005 per cent rounded upwards), as determined by the Dealer Managers, which appears on the Bloomberg Screen EUSW Page at or around 4:00 p.m., CET, on the date of the Expiration Deadline (the “Six Month EURIBOR Rate”).

The mid-swap rate for euro swap transactions with a maturity of 1 year, which appears on the Bloomberg Screen ICAE1 Page, as determined by the Dealer Managers at or around 4:00 p.m., CET, on the Intended Invitation’s expiration date (the “1 Year Euro Mid-Swap Rate”).

The mid-swap rate for euro swap transactions with a maturity of 3 years, which appears on the Bloomberg Screen ICAE1 Page, as determined by the Dealer Managers at or around 4:00 p.m., CET, on the Intended Invitation’s expiration date (the “3 Year Euro Mid-Swap Rate”).

The mid-swap rate for euro swap transactions with a maturity of 4 years, which appears on the Bloomberg Screen ICAE1 Page, as determined by the Dealer Managers at or around 4:00 p.m., CET, on the Intended Invitation’s expiration date (the “4 Year Euro Mid-Swap Rate”).

2026 Weight	The amount to be calculated by Chile, expressed as a fraction calculated by dividing the actual number of days from (and including) the date falling exactly six months after the Intended Invitation’s expected settlement date to (but excluding) the maturity date of the 2026 Notes (being January 20, 2026) by 182.5.

2029 Weight	The amount to be calculated by Chile, expressed as a fraction calculated by dividing the actual number of days from (and including) the date falling exactly 3 years after the Intended Invitation’s expected settlement date to (but excluding) the maturity date of the 2029 Notes (being February 1, 2029) by 365.

New Notes

New Notes Interpolated Mid-Swap Rate

The annual rate, expressed as a percentage and rounded to the nearest 0.001 per cent (with 0.0005 rounded upwards), as calculated by Chile at or around 4:00 p.m., CET, on the Intended Invitation’s expiration date, by means of linear interpolation of the pair of New Notes Euro Mid-Swap Rates for the New Notes as described below.

The Interpolated Mid-Swap Rate for New Notes, is expected to be calculated by means of linear interpolation of the 9 Year Euro Mid-Swap Rate and the 10 Year Euro Mid-Swap Rate as follows:

(i)    By subtracting the 9 Year Euro Mid-Swap Rate from the 10 Year Euro Mid-Swap Rate and multiplying the result of such subtraction by the New Notes Weight (as defined below); and

(ii)   Adding the 9 Year Euro Mid-Swap Rate to the final result of (i) above.

New Notes Euro Mid-Swap Rates

The mid-swap rate for euro swap transactions with a maturity of 9 years, which appears on the Bloomberg Screen ICAE1 Page, as determined by the Dealer Managers at or around 4:00 p.m., CET, on the Intended Invitation’s expiration date (the “9 Year Euro Mid-Swap Rate”).

The mid-swap rate for euro swap transactions with a maturity of 10 years, which appears on the Bloomberg Screen ICAE1 Page, as determined by the Dealer Managers at or around 4:00 p.m., CET, on the Intended Invitation’s expiration date (the “10 Year Euro Mid-Swap Rate”).

New Notes Weight	The amount to be calculated by Chile, expressed as a fraction calculated by dividing the actual number of days from (and including) the date falling exactly 9 years after the Intended Invitation’s expected settlement date to (but excluding) the maturity date of the New Notes by 365.

The Exchange Ratio is expected to account for any accrued and unpaid interest on the (i) Eligible Notes from and including the immediately previous interest payment date of such Eligible Notes, and (ii) New Notes from and including the original issue date of the New Notes issued for cash, in each case, to and excluding the Intended Invitation’s expected settlement date, which is expected to take place four business days after the expiration of the Intended Invitation. Given that the Exchange Ratio is expected to account for such accrued and unpaid interest on the (i) Eligible Notes, Chile does not intend to make a separate payment (in cash or otherwise) to holders, and (ii) New Notes, holders are not expected to make a separate payment (in cash or otherwise) to Chile, in connection therewith. The Intended Invitation’s expected settlement date is expected to take place after the settlement of the New Notes Offering. The settlement of the Intended Invitation is expected to be conditioned on the settlement of the New Notes Offering.

In the event the Intended Invitation’s settlement date is delayed, the principal amount of New Notes that holders would be entitled to receive for the Eligible Notes tendered and accepted in the Intended Invitation is not expected to be adjusted; provided that if the settlement date is delayed for more than seven business days from the expected settlement date, the Exchange Ratio will be adjusted to account for any accrued and unpaid interest on the Eligible Notes and New Notes to and excluding the settlement date, as communicated by the Republic. The Exchange Ratio is not expected to account for or include interest accrued on and after the expected settlement date on Eligible Notes accepted for exchange, and similarly it is not expected to account for interest accrued but unpaid on the New Notes on and after the expected settlement date, unless the ratio is changed as described above.

Chile reserves the right, in its sole discretion, not to launch the Intended Invitation or, if the Intended Invitation is launched, not to accept tenders for, or issue, for any reason, any additional New Notes. Any Intended Invitation will be made pursuant to a prospectus supplement to be filed by Chile with the SEC.

This announcement is not an offer or a solicitation of offers to exchange or tender any securities. Any offer will be made solely by documents expected to be prepared in connection with the Intended Invitation. The distribution of materials relating to any offer, and the transactions contemplated by any offer, may be restricted by law in certain jurisdictions. If materials relating to any offer come into your possession, you are required by Chile to inform yourself of and to observe all of these restrictions. The materials relating to any offer does not constitute, and may not be used in connection with, an offer or solicitation in any place where such offers or solicitations are not permitted by law.

The following additional information of Chile and regarding the New Notes is available from the SEC’s website and also accompanies this free- writing prospectus:

https://www.sec.gov/Archives/edgar/data/19957/000110465925061738/tm2518604d1_18ka.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465925025134/tm259123d1_18ka.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465925001384/tm252010d1_18ka.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465924104194/tm2424310d1_18k.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465922011948/tm225317d1_sb.htm

Chile has filed a registration statement (including a prospectus) with the SEC for the offering of securities. Before you make any decision related to this communication, you should read the prospectus in that registration statement and other documents that Chile has filed with the SEC for more complete information about Chile and this announcement. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Chile or any participating underwriter or dealer will arrange to send you the prospectus or any prospectus supplement in connection herewith if you request it by calling Crédit Agricole Corporate and Investment Bank at +1-866-807-6030, Merrill Lynch International at +1-800-294-1322 and Société Générale at +1-855-881-2108.

Important Notice

This announcement is not an offer to exchange or a solicitation of an offer to sell the Eligible Notes. The Intended Invitation will be made only by and pursuant to the terms of a prospectus to be filed with the SEC.

The distribution of materials relating to the New Notes Offering and the Intended Invitation, and the transactions contemplated by the New Notes Offering and the Intended Invitation, may be restricted by law in certain jurisdictions. Each of the New Notes Offering and the Intended Invitation will be made only in those jurisdictions where it is legal to do so. The New Notes Offering and the Intended Invitation are void in all jurisdictions where they are prohibited. If materials relating to the New Notes Offering or the Intended Invitation come into your possession, you are required to inform yourself of and to observe all of these restrictions. The materials relating to the New Notes Offering and the Intended Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Notes Offering or the Intended Invitation be made by a licensed broker or dealer and a dealer manager participating in the Intended Invitation or any affiliate of any such dealer manager is a licensed broker or dealer in that jurisdiction, the New Notes Offering or the Intended Invitation, as the case may be, shall be deemed to be made by such dealer manager or such affiliate in that jurisdiction. Owners who may lawfully participate in the Intended Invitation in accordance with the terms thereof are referred to as “holders.”

Stabilization/FCA

No securities are intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in any Member State of the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling any securities or otherwise making them available to retail investors in the EEA has been prepared and therefore any offering or selling of any securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

No securities are intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (“FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) an investor who is not a qualified investor as defined in Article 2 of the UK Prospectus Regulation, and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities. Consequently, no key information document required by the PRIIPs Regulation, as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”), for offering or selling securities or otherwise making them available to retail investors in the UK has been prepared and therefore any offering or selling of securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

The expression “UK Prospectus Regulation” means the Prospectus Regulation, as it forms part of UK domestic law by virtue of the EUWA.

Neither this communication is, nor any other offer material relating to the Intended Invitation will be, made, and this communication has not been approved, by an authorized person for the purposes of section 21 of the FSMA. This announcement is for distribution only to persons who (a) are outside the United Kingdom; or (b) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (c) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Order; or (d) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being “relevant persons”). This announcement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

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ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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